FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of August 2003

                           Sanitec International S.A.
                          19-21 boulevard Prince Henri
                                L-1724 Luxembourg
                             RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|  Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|  No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Sanitec International S.A.
                                                          (Registrant)


                                                  By:  /s/ Timo Lehto
                                                       ------------------------
                                                  Name:    Timo Lehto
                                                  Title:   Chief Financial
                                                           Officer and Director

28 August 2003

INTERIM FINANCIAL REPORT JANUARY - JUNE 2003

SANITEC

(UNAUDITED)

                                                                  28 August 2003
                                                                    Page 2 of 24

Table of Contents
Highlights...................................................................................................3

Basis of Financial Presentation..............................................................................4

Tables.......................................................................................................5

   Consolidated Statements of Operations, January - June 2003................................................5

   Consolidated Balance Sheets, Assets.......................................................................6

   Consolidated Balance Sheets, Shareholders' Equity and Total Liabilities...................................7

   Consolidated Statements of Cash Flows, January - June 2003................................................8

   Consolidated Statements of Cash Flows, April - June 2003.................................................10

   Consolidated Statements of Operations, April - June 2003.................................................12

   Consolidated Statements of Operations, Segments..........................................................13

Operating and Financial Review..............................................................................14

Quantitative and Qualitative Disclosures About Market Risk..................................................22

                                                                  28 August 2003
                                                                    Page 3 of 24

Highlights


SECOND QUARTER 2003

o SECOND QUARTER 2003 NET SALES OF EUR 245.2 MILLION WERE OFF AGAINST THE SAME QUARTER IN 2002 BY EUR 11.9 MILLION OR 4.6% IN TOTAL. EXCLUDING CURRENCY EXCHANGE RATE EFFECTS AND NON RECURRING ITEMS, ONLY 1.1% LESS SALES WERE RECOGNIZED.

o EBITDA OF EUR 35.2 MILLION OR 14.4% OF NET SALES FOR THE SECOND QUARTER IS EUR 3.9 MILLION OR 10.0% LOWER THAN AT THE SAME TIME LAST YEAR. EXCLUDING RESTRUCTURING AND INTEGRATION CONSULTING CHARGES, EBITDA MARGIN INCREASED ON A COMPARABLE BASIS FROM LAST YEAR'S 15.9% TO 16.7% OF NET SALES.

o OPERATING PROFIT FOR THE SECOND QUARTER INCREASED TO EUR 13.6 MILLION OR 5.5% OF NET SALES COMPARED TO EUR 11.1 MILLION OR 4.3% LAST YEAR. EXCLUDING RESTRUCTURING AND INTEGRATION CONSULTING CHARGES, OPERATING PROFIT INCREASED TO EUR 19.3 MILLION OR 7.9% OF NET SALES FOR THE QUARTER COMPARED 5.0% LAST YEAR.

o TOTAL CAPITAL EXPENDITURE WAS EUR 7.2 MILLION OR 2.9% OF NET SALES FOR THE QUARTER. THIS REPRESENTS A DECREASE OF EUR 5.0 MILLION COMPARED TO LAST YEAR.


YEAR TO DATE JUNE 2003

o JUNE YEAR TO DATE NET SALES WERE EUR 487.1 MILLION, WHICH IS EUR 21.5 MILLION OR 4.2% BELOW THE FIRST HALF OF 2002 IN TOTAL. CURRENCY EXCHANGE RATE EFFECTS ACCOUNT FOR EUR 13.3 MILLION OF THE TOTAL VARIANCE.

o EBITDA FOR THE FIRST HALF OF 2003 WAS EUR 72.7 MILLION OR 14.9% OF NET SALES COMPARED TO EUR 73.6 MILLION OR 14.5% IN THE FIRST HALF OF 2002. EXCLUDING RESTRUCTURING AND INTEGRATION CONSULTING CHARGES, EBITDA INCREASED TO EUR 79.5 MILLION OR 16.3% OF NET SALES COMPARED TO EUR 75.5 MILLION OR 14.8% IN THE FIRST HALF OF 2002.

o OPERATING PROFIT FOR THE FIRST HALF OF THE YEAR INCREASED TO EUR 28.7 MILLION OR 5.9% OF NET SALES COMPARED TO EUR 23.5 MILLION OR 4.6% IN THE PRIOR YEAR. EXCLUDING RESTRUCTURING AND INTEGRATION CONSULTING CHARGES, OPERATING PROFIT INCREASED TO EUR 35.5 MILLION OR 7.3% OF NET SALES COMPARED TO 5.0% LAST YEAR.

o TOTAL CAPITAL EXPENDITURE WAS EUR 12.4 MILLION OR 2.5% OF NET SALES FOR THE FIRST HALF OF 2003 WHICH IS A DECREASE OF EUR 7.5 MILLION COMPARED TO LAST YEAR.

o THE NET INDEBTEDNESS WAS EUR 708.4 MILLION EXCLUDING THE SHAREHOLDER AND PIK LOANS WHICH IS EUR 15.0 MILLION LOWER THAN ON JUNE 30, 2002 AND EUR
     12.0 MILLION LOWER THAN THE FIRST QUARTER OF 2003.

                                                                  28 August 2003
                                                                    Page 4 of 24

Basis of Financial Presentation

Sanitec International S.A. is a limited liability company established and registered with the Commercial Register in Luxembourg. Sanitec International S.A. was incorporated on May 8, 2001 and remained dormant until activated to issue the EUR 260 million High Yield Senior Notes in May 2002. Sanitec International S.A. became the parent company of Pool Acquisition Netherlands B.V. on April 3, 2002 when all the shares in Pool Acquisition Netherlands B.V. were transferred as contribution in kind to Sanitec International S.A. The ultimate parent company of Sanitec International S.A. is Pool Acquisition S.A., a limited liability company established and registered with the Commercial Register in Luxembourg.

Pool Acquisition Netherlands B.V. was a limited liability company established and registered with the Commercial Register in the Netherlands. The company was incorporated on May 10, 2001 and became the parent company of Sanitec Oy, formerly Pool Acquisition Helsinki Oy on November 14, 2001. Pool Acquisition Netherlands B.V. was liquidated in November 2002.

Sanitec Oy, formerly Pool Acquisition Helsinki Oy was established and registered as a limited liability company with the Commercial Register in Finland on April 6, 2001 in order to acquire Sanitec Oyj. This acquisition took place on June 7, 2001. On March 31, 2002, Sanitec Oyj was merged with its parent company Sanitec Oy, formerly Pool Acquisition Helsinki Oy, which changed its name to Sanitec Oy, in English Sanitec Corporation, as of the same date.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in Finland ("Finnish GAAP"). Certain information and footnote disclosures normally included in financial statements presented in accordance with such generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair presentation of interim financial information have been included. All such adjustments are of a normal recurring nature. These unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2002.

Accounting principles and valuation methods applied under Finnish GAAP when preparing the interim financial statements as of June 30, 2003 are materially the same as those applied for the year ended December 31, 2002. The preparation of financial statements in conformity with Finnish GAAP requires the management of the Group to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The consolidated financial statements, including the quarterly information disclosed, include the financial statements of the parent company and its wholly and over 50% owned subsidiaries at the end of the financial period concerned. The acquisition of Sanitec Oyj by Sanitec Oy, formerly Pool Acquisition Helsinki Oy on June 7, 2001 was accounted for as a purchase business combination. Restructuring provisions related to the Group management's plans for the Sanitec Oyj acquisition are included as a component of goodwill. Such goodwill is amortized according to plan over a period of 20 years, and the goodwill amortization is disclosed as a separate item in the consolidated statements of operations.

                                                                  28 August 2003
                                                                    Page 5 of 24

Tables


CONSOLIDATED STATEMENTS OF OPERATIONS, JANUARY - JUNE 2003 (SEE ALSO PAGE 11)

(Amounts in millions of euro)                                     POOL ACQUISITION
                                                                       NETHERLANDS      SANITEC INTERNATIONAL S.A. (1)
                                                                              B.V.
                                                              --------------------- --------------------------------------
                                                                       (unaudited)    (unaudited)         (unaudited)
                                                                       Period from    Period from         Period from
                                                                       January 1 -    January 1 -         January 1 -
                                                                         March 31,       June 30,       September 30,
                                                                              2002           2002                2002
--------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                    251.5          508.6               745.5
Other operating income                                                         0.9            3.6                 4.5
Operating expenses:
     Cost of products sold - materials and consumables                      (77.9)        (157.1)             (235.4)
     Personnel                                                              (78.8)        (157.8)             (226.0)
     Outside services                                                       (24.0)         (49.1)              (71.6)
     Depreciation and writedowns                                            (11.1)         (27.8)              (38.8)
     Amortization of goodwill                                               (11.1)         (22.3)              (33.6)
     Other operating expenses                                               (37.2)         (74.6)             (108.0)
--------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                              12.3           23.5                36.6
Other income (expenses):
Equity in income (loss) of associated companies                                0.1            0.2                 0.2
Other income and expenses, net                                              (21.0)         (54.5)              (77.0)
--------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS                     (8.6)         (30.9)              (40.2)
Income taxes                                                                 (5.6)         (13.6)              (18.5)
Minority interests                                                           (0.2)          (0.3)               (0.5)
--------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                           (14.4)         (44.8)              (59.2)
==========================================================================================================================
EBITDA                                                                        34.5           73.6               109.0

                                                                      SANITEC INTERNATIONAL S.A. (1)

                                                              --------------- ----------------------------
                                                                               (unaudited)    (unaudited)
                                                               Period from     Period from    Period from
                                                               January 1 -     January 1 -    January 1 -
                                                              December 31,       March 31,       June 30,
                                                                      2002            2003           2003
----------------------------------------------------------------------------- ----------------------------
NET SALES                                                            985.4           241.9          487.1
Other operating income                                                 7.5             1.6            2.8
Operating expenses:
     Cost of products sold - materials and consumables             (308.8)          (73.7)        (150.9)
     Personnel                                                     (299.5)          (75.6)        (150.4)
     Outside services                                               (94.6)          (22.0)         (42.6)
     Depreciation and writedowns                                    (51.4)          (11.4)         (22.2)
     Amortization of goodwill                                       (44.1)          (11.0)         (21.8)
     Other operating expenses                                      (142.4)          (34.7)         (73.3)
----------------------------------------------------------------------------- ----------------------------
OPERATING PROFIT                                                      52.1            15.1           28.7
Other income (expenses):
Equity in income (loss) of associated companies                        0.5             0.5            2.0
Other income and expenses, net                                     (100.4)          (24.3)         (46.1)
----------------------------------------------------------------------------- ----------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS            (47.8)           (8.7)         (15.4)
Income taxes                                                        (26.4)           (5.7)         (12.4)
Minority interests                                                   (0.6)           (0.2)          (0.4)
----------------------------------------------------------------------------- ----------------------------
NET INCOME (LOSS)                                                   (74.8)          (14.6)         (28.2)
============================================================================= ============================
EBITDA                                                               147.6            37.5           72.7

(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

                                                                  28 August 2003
                                                                    Page 6 of 24

CONSOLIDATED BALANCE SHEETS, ASSETS

(Amounts in millions of euro)                                   POOL ACQUISITION        SANITEC INTERNATIONAL S.A. (1)
                                                                NETHERLANDS B.V.
                                                            --------------------- ------------------------------------------
                                                                     (unaudited)     (unaudited)          (unaudited)
                                                                    At March 31,     At June 30,     At September 30,
                                                                            2002            2002                 2002
----------------------------------------------------------------------------------------------------------------------------
Fixed assets and other long-term investments
Intangible assets, net:
       Goodwill                                                            760.2           751.7                746.3
       Other intangible assets                                              30.5            43.1                 44.6
----------------------------------------------------------------------------------------------------------------------------
                                                                           790.7           794.8                790.9
Property, plant and equipment, net:
      Land                                                                  52.4            54.6                 55.0
      Buildings                                                             95.1            90.8                 90.5
      Machinery and equipment                                              102.8            96.9                 94.9
      Other tangible assets                                                  6.7             6.5                  6.2
     Advances paid and construction in progress                             16.3            18.7                 20.3
----------------------------------------------------------------------------------------------------------------------------
                                                                           273.4           267.5                266.8
Long-term investments and receivables:
       Investment securities                                                 1.0             1.1                  1.1
       Other receivables                                                    10.0             9.5                  9.6
----------------------------------------------------------------------------------------------------------------------------
                                                                            11.0            10.6                 10.7

Investments in associated companies                                         40.1            35.2                 35.6
----------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS                       1,115.2         1,108.1              1,104.0

Current assets:
Inventories:
       Finished goods                                                       85.2            83.3                 76.9
       Work in progress                                                     17.9            19.0                 18.9
       Raw material                                                         60.0            59.3                 58.4
----------------------------------------------------------------------------------------------------------------------------
                                                                           163.1           161.6                154.3

Trade accounts receivable                                                  182.5           189.2                176.7
Loans receivable                                                             6.4             7.1                  6.4
Prepaid expenses and accrued income                                         40.4            29.9                 26.7
Deferred tax assets                                                          5.8             4.9                  4.7
Other current assets                                                        13.9            13.7                 13.3
Cash and cash equivalents                                                   51.6            29.3                 54.0
----------------------------------------------------------------------------------------------------------------------------
                                                                           300.7           274.1                281.9
TOTAL CURRENT ASSETS                                                       463.9           435.7                436.2

TOTAL ASSETS                                                             1,579.1         1,543.8              1,540.2
============================================================================================================================

                                                                         SANITEC INTERNATIONAL S.A. (1)

                                                           ---------------- -----------------------------------------
                                                                                      (unaudited)        (unaudited)
                                                           At December 31,           At March 31,        At June 30,
                                                                      2002                   2003               2003
--------------------------------------------------------------------------- -----------------------------------------
Fixed assets and other long-term investments
Intangible assets, net:
       Goodwill                                                      721.5                  707.7              696.6
       Other intangible assets                                        45.1                   43.5               43.2
--------------------------------------------------------------------------- -----------------------------------------
                                                                     766.6                  751.2              739.8
Property, plant and equipment, net:
      Land                                                            73.1                   72.4               71.1
      Buildings                                                      111.0                  106.8              104.2
      Machinery and equipment                                        100.9                   94.4               94.3
      Other tangible assets                                            6.2                    5.9                5.8
     Advances paid and construction in progress                       11.2                   12.4               11.9
--------------------------------------------------------------------------- -----------------------------------------
                                                                     302.4                  291.9              287.3
Long-term investments and receivables:
       Investment securities                                           0.8                    0.5                0.4
       Other receivables                                               9.2                    9.2                9.6
--------------------------------------------------------------------------- -----------------------------------------
                                                                      10.0                    9.7               10.0

Investments in associated companies                                   33.8                   33.0               33.0
--------------------------------------------------------------------------- -----------------------------------------
TOTAL FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS                 1,112.8                1,085.8            1,070.1

Current assets:
Inventories:
       Finished goods                                                 78.2                   80.7               83.3
       Work in progress                                               21.9                   23.1               23.1
       Raw material                                                   56.5                   58.0               57.8
--------------------------------------------------------------------------- -----------------------------------------
                                                                     156.6                  161.8              164.2

Trade accounts receivable                                            154.5                  179.5              187.6
Loans receivable                                                       6.0                    5.5                5.1
Prepaid expenses and accrued income                                   22.1                   20.0               21.7
Deferred tax assets                                                      -                      -                  -
Other current assets                                                  14.4                   23.1               12.1
Cash and cash equivalents                                             34.6                   14.1               15.3
--------------------------------------------------------------------------- -----------------------------------------
                                                                     231.6                  242.2              241.8
TOTAL CURRENT ASSETS                                                 388.2                  404.0              406.0

TOTAL ASSETS                                                       1,501.0                1,489.8            1,476.1
=========================================================================== =========================================

(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

                                                                  28 August 2003
                                                                    Page 7 of 24

CONSOLIDATED BALANCE SHEETS, SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES

  (Amounts in millions of euro)                           POOL ACQUISITION           SANITEC INTERNATIONAL S.A. (1)
                                                          NETHERLANDS B.V.
                                                       ------------------- --------------------------------------------------
                                                               (unaudited)           (unaudited)           (unaudited)
                                                              At March 31,           At June 30,      At September 30,
                                                                      2002                  2002                  2002
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
     Share capital                                                   30.0                  10.0                  10.0
     Share premium funds                                            120.0                 140.1                 140.1
     Other reserves                                                 (0.3)                 (8.4)                 (6.5)
     Retained earnings (deficit)                                   (17.3)                (23.9)                (24.6)
     Net income (loss) for the period                              (14.4)                (44.8)                (59.2)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                          118.0                  73.0                  59.7

Minority interests                                                    4.0                   2.9                   3.1

Provisions                                                           97.9                  98.8                  96.0

Non-current liabilities:
     Long term debt, excluding current installments                 734.7                 732.9                 733.2
     Shareholder loans and subordinated loans                       372.2                 378.7                 378.7
     Deferred tax liabilities                                           -                     -                     -
-----------------------------------------------------------------------------------------------------------------------------
                                                                  1,106.9               1,111.5               1,111.9
Current liabilities:
     Current debt                                                    19.5                  13.0                   3.6
     Current installments of long-term debt                          15.4                  22.2                  23.7
     Trade accounts payable                                          86.9                  93.0                  83.9
     Accrued expenses and deferred income                           111.7                 115.2                 143.2
     Other current liabilities                                       18.8                  14.2                  15.1
-----------------------------------------------------------------------------------------------------------------------------
                                                                    252.3                 257.6                 269.5

TOTAL LIABILITIES                                                 1,359.2               1,369.2               1,381.4

SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES                        1,579.1               1,543.8               1,540.2
=============================================================================================================================

                                                                    SANITEC INTERNATIONAL S.A. (1)

                                                      --------------- ------------------------------------------
                                                                               (unaudited)          (unaudited)
                                                      At December 31,         At March 31,          At June 30,
                                                                 2002                 2003                 2003
--------------------------------------------------------------------- ------------------------------------------
Shareholders' equity:
     Share capital                                              10.0                 10.0                 10.0
     Share premium funds                                       140.1                140.1                140.1
     Other reserves                                            (9.6)               (15.1)               (15.7)
     Retained earnings (deficit)                              (25.0)              (102.6)              (104.6)
     Net income (loss) for the period                         (74.8)               (14.6)               (28.2)
--------------------------------------------------------------------- ------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                      40.7                 17.8                  1.6

Minority interests                                               3.2                  3.3                  3.5

Provisions                                                      94.1                 92.3                 95.9

Non-current liabilities:
     Long term debt, excluding current installments            719.6                719.5                700.0
     Shareholder loans and subordinated loans                  405.0                405.0                410.0
     Deferred tax liabilities                                    7.9                  9.8                 10.2
--------------------------------------------------------------------- ------------------------------------------
                                                             1,132.5              1,134.3              1,120.2
Current liabilities:
     Current debt                                                4.9                  3.3                  6.4
     Current installments of long-term debt                     26.1                 25.8                 31.6
     Trade accounts payable                                     92.5                 86.9                 89.7
     Accrued expenses and deferred income                       94.6                 98.0                 96.7
     Other current liabilities                                  12.4                 28.1                 30.5
--------------------------------------------------------------------- ------------------------------------------
                                                               230.5                242.1                254.9

TOTAL LIABILITIES                                            1,363.0              1,376.4              1,375.1

SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES                   1,501.0              1,489.8              1,476.1
===================================================================== ==========================================

(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

                                                                  28 August 2003
                                                                    Page 8 of 24

CONSOLIDATED STATEMENTS OF CASH FLOWS, JANUARY - JUNE 2003

(Amounts in millions of euro)                        POOL ACQUISITION                  SANITEC INTERNATIONAL S.A.
                                                     NETHERLANDS B.V.
                                                 --------------------- ------------------------------------------------------
                                                          (unaudited)      (unaudited)         (unaudited)       (unaudited)
                                                          Period from      Period from         Period from       Period from
                                                          January 1 -      January 1 -         January 1 -       January 1 -
                                                            March 31,         June 30,       September 30,      December 31,
                                                                 2002             2002                2002              2002
-----------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                                 12.3             23.5                36.6              52.1
Intangibles, property, plant and equipment, net
   Depreciation, amortization and writedown                      22.1             50.1                72.4              95.5
   Selling profit / (loss) of fixed assets                        0.0            (0.2)               (0.3)               0.5
-----------------------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                         34.5             73.4               108.7             148.1
Changes in working capital
   Current assets, non-interest bearing,
      (increase) /decrease                                     (15.2)           (27.7)              (11.9)               1.0
   Inventories, (increase) / decrease                           (0.9)            (2.8)                 4.9               1.5
   Current liabilities, non-interest bearing,
      increase/ (decrease)                                     (16.7)           (10.2)              (25.6)            (36.0)
-----------------------------------------------------------------------------------------------------------------------------
                                                               (32.7)           (40.6)              (32.6)            (33.5)
Cash flow from operating activities before
     financial items and taxes                                    1.7             32.8                76.1             114.6
Interest expenses paid                                         (11.3)           (30.5)              (36.0)            (66.5)
Interest income received                                          1.6              2.6                 3.6               4.3
Other financial income received and paid                          3.2              5.8                 9.7               1.4
Income taxes paid                                               (6.9)            (8.7)              (11.1)            (14.7)
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                        (11.7)              2.0                42.3              39.1
=============================================================================================================================
Cash flow from investing activities:
Investments in other
     tangible and intangible assets                             (7.7)           (39.7)              (49.6)        (63.7) (1)
Proceeds from sale of
     tangible and intangible assets                               2.3              3.2                 3.3               5.4
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                         (5.4)           (36.5)              (46.3)            (58.3)
=============================================================================================================================

                                                ------------------------------------
                                                    (unaudited)          (unaudited)
                                                    Period from         Period from
                                                    January 1 -         January 1 -
                                                      March 31,            June 30,
                                                           2003                2003
------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                           15.1                28.7
Intangibles, property, plant and equipment, net
   Depreciation, amortization and writedown                22.4                44.0
   Selling profit / (loss) of fixed assets                    -                   -
------------------------------------------------------------------------------------
Cash flow before working capital changes                   37.5                72.7
Changes in working capital
   Current assets, non-interest bearing,
      (increase) /decrease                               (36.1)              (34.1)
   Inventories, (increase) / decrease                     (8.3)              (11.2)
   Current liabilities, non-interest bearing,
      increase/ (decrease)                                (0.3)                 4.5
------------------------------------------------------------------------------------
                                                         (44.7)              (40.8)
Cash flow from operating activities before
     financial items and taxes                            (7.2)                31.9
Interest expenses paid                                    (8.2)              (25.5)
Interest income received                                    0.9                 1.5
Other financial income received and paid                    2.6                 1.0
Income taxes paid                                         (5.0)               (9.4)
------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                  (16.9)               (0.5)
====================================================================================
Cash flow from investing activities:
Investments in other
     tangible and intangible assets                       (5.2)              (12.4)
Proceeds from sale of
     tangible and intangible assets                         0.3                 4.1
------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                   (4.9)               (8.3)
====================================================================================

1) EUR 23.8 million relates to refinancing costs of Junior loan into the High Yield Senior notes and other capitalized debt issuance costs. EUR 3.8 million refers to the buy-out of Sanitec's minority shareholders.

                                                                  28 August 2003
                                                                    Page 9 of 24

(Continues from previous page, amounts in millions of euro)

                                                     POOL ACQUISITION                 SANITEC INTERNATIONAL S.A.
                                                     NETHERLANDS B.V.
                                                 --------------------- -----------------------------------------------------
                                                          (unaudited)       (unaudited)        (unaudited)       (unaudited)
                                                          Period from       Period from        Period from       Period from
                                                          January 1 -       January 1 -        January 1 -       January 1 -
                                                            March 31,          June 30,      September 30,      December 31,
                                                                 2002             2002                2002             2002
----------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                         (0.6)            (0.2)               (0.2)            (0.3)
Current loans increase / (decrease)                             (1.4)            (6.0)              (15.4)            (9.7)
New long term loans                                               2.9            280.2               280.2            280.2
Amortization of long term loans                                    --          (276.3)             (276.3)          (283.9)
Dividends paid                                                     --            (1.2)               (1.2)            (1.2)
Other changes, including exchange rate changes                  (0.3)            (0.6)                 2.9              0.8
----------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                           0.7            (4.1)              (10.0)           (14.1)
============================================================================================================================

CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
INCREASE / (DECREASE)                                          (16.4)           (38.7)              (14.0)           (33.3)
============================================================================================================================
Cash and cash equivalents at the                                 68.0             68.0                68.0
     beginning  of period                                                                                              67.9
Cash and cash equivalents at the end of period                   51.6             29.3                54.0             34.6
----------------------------------------------------------------------------------------------------------------------------
Reconciliation of cash and equivalents
As previously reported                                           68.0             68.0                68.0             68.0
Foreign exchange adjustment                                       0.0              0.0                 0.0            (0.1)
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the
     beginning of period                                         68.0             68.0                68.0             67.9
Change in cash and equivalents                                 (16.4)           (38.7)              (14.0)           (33.3)
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                   51.6             29.3                54.0             34.6
============================================================================================================================

                                                         SANITEC INTERNATIONAL S.A.

                                                  -------------------------------------
                                                        (unaudited)        (unaudited)
                                                        Period from        Period from
                                                        January 1 -        January 1 -
                                                          March 31,           June 30,
                                                              2003                2003
---------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                        0.3                 0.2
Current loans increase / (decrease)                          (1.7)                 1.6
New long term loans                                            3.2                 3.2
Amortization of long term loans                                 --              (13.7)
Dividends paid                                                  --                  --
Other changes, including exchange rate changes                 1.7                 0.8
---------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                        3.5               (7.9)
=======================================================================================

CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
INCREASE / (DECREASE)                                       (18.3)              (16.7)
=======================================================================================
Cash and cash equivalents at the                              32.4
     beginning  of period                                                         32.0
Cash and cash equivalents at the end of period                14.1                15.3
---------------------------------------------------------------------------------------
Reconciliation of cash and equivalents
As previously reported                                        34.6                34.6
Foreign exchange adjustment                                  (2.2)               (2.6)
---------------------------------------------------------------------------------------
Cash and cash equivalents at the
     beginning of period                                      32.4                32.0
Change in cash and equivalents                              (18.3)              (16.7)
---------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                14.1                15.3
=======================================================================================

                                                                  28 August 2003
                                                                   Page 10 of 24

CONSOLIDATED STATEMENTS OF CASH FLOWS, APRIL - JUNE 2003

 (Amounts in millions of euro)                         POOL ACQUISITION                  SANITEC INTERNATIONAL S.A.
                                                       NETHERLANDS B.V.
                                                     ------------------- -----------------------------------------------------
                                                            (unaudited)       (unaudited)        (unaudited)      (unaudited)
                                                            Period from       Period from        Period from      Period from
                                                            January 1 -         April 1 -           July 1 -      October 1 -
                                                              March 31,          June 30,      September 30,     December 31,
                                                                   2002              2002               2002             2002
------------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                                   12.3              11.1               13.2             15.5
Intangibles, property, plant and equipment, net
   Depreciation, amortization and writedown                        22.1              28.0               22.3             23.1
   Selling profit / (loss) of fixed assets                          0.0             (0.2)              (0.1)              0.8
------------------------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                           34.5              38.9               35.3             39.4
Changes in working capital
   Current assets, non-interest bearing,
      (increase) /decrease                                       (15.2)            (12.4)               15.8             12.9
   Inventories, (increase) / decrease                             (0.9)             (1.9)                7.7            (3.4)
   Current liabilities, non-interest bearing,
      increase/ (decrease)                                       (16.7)               6.5             (15.4)           (10.4)
------------------------------------------------------------------------------------------------------------------------------
                                                                 (32.7)             (7.9)                8.0            (0.9)
Cash flow from operating activities before
     financial items and taxes                                      1.7              31.0               43.4             38.5
Interest expenses paid                                           (11.3)            (19.1)              (5.5)           (30.5)
Interest income received                                            1.6               1.0                1.0              0.7
Other financial income received and paid                            3.2               2.6                3.9            (8.3)
Income taxes paid                                                 (6.9)             (1.8)              (2.4)            (3.6)
------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                          (11.7)              13.7               40.3            (3.2)
==============================================================================================================================
Cash flow from investing activities:
Investments in other
     tangible and intangible assets                               (7.7)            (32.1)              (9.8)           (14.1)
Proceeds from sale of
     tangible and intangible assets                                 2.3               0.9                0.1              2.1
------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                           (5.4)            (31.1)              (9.7)           (12.0)
==============================================================================================================================

                                                          SANITEC INTERNATIONAL S.A.

                                                     -----------------------------------
                                                        (unaudited)         (unaudited)
                                                        Period from         Period from
                                                        January 1 -           April 1 -
                                                          March 31,            June 30,
                                                               2003                2003
----------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                               15.1                13.6
Intangibles, property, plant and equipment, net
   Depreciation, amortization and writedown                    22.4                21.6
   Selling profit / (loss) of fixed assets                        -                   -
----------------------------------------------------------------------------------------
Cash flow before working capital changes                       37.5                35.2
Changes in working capital
   Current assets, non-interest bearing,
      (increase) /decrease                                   (36.1)                 2.0
   Inventories, (increase) / decrease                         (8.3)               (2.9)
   Current liabilities, non-interest bearing,
      increase/ (decrease)                                    (0.3)                 4.8
----------------------------------------------------------------------------------------
                                                             (44.7)                 3.9
Cash flow from operating activities before
     financial items and taxes                                (7.2)                39.1
Interest expenses paid                                        (8.2)              (17.3)
Interest income received                                        0.9                 0.6
Other financial income received and paid                        2.6               (1.6)
Income taxes paid                                             (5.0)               (4.4)
----------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                      (16.9)                16.4
========================================================================================
Cash flow from investing activities:
Investments in other
     tangible and intangible assets                           (5.2)               (7.2)
Proceeds from sale of
     tangible and intangible assets                             0.3                 3.8
----------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                       (4.9)               (3.4)
========================================================================================

                                                                  28 August 2003
                                                                   Page 11 of 24

(Continues from previous page, amounts in millions of euro)

                                                           POOL ACQUISITION                  SANITEC INTERNATIONAL S.A.
                                                           NETHERLANDS B.V.
                                                     ----------------------- ----------------------------------------------------
                                                                (unaudited)    (unaudited)         (unaudited)       (unaudited)
                                                                Period from    Period from         Period from       Period from
                                                                January 1 -      April 1 -            July 1 -       October 1 -
                                                                  March 31,       June 30,       September 30,      December 31,
                                                                       2002           2002                2002              2002
---------------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                               (0.6)            0.3                 0.0             (0.1)
Current loans increase / (decrease)                                   (1.4)          (4.6)               (9.4)               5.7
New long term loans                                                     2.9          277.3               (0.0)               0.0
Amortization of long term loans                                         0.0        (276.3)                 0.0             (7.6)
Dividends paid                                                          0.0          (1.2)                 0.0               0.0
Other changes, including exchange rate changes                        (0.3)          (0.3)                 3.5             (2.1)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                                 0.7          (4.8)               (5.9)             (4.1)
=================================================================================================================================
CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
INCREASE / (DECREASE)                                                (16.4)         (22.2)                24.7            (19.3)
=================================================================================================================================
Cash and cash equivalents at the                                       68.0           51.6                29.3
   beginning of period                                                                                                      54.0
Cash and cash equivalents at the end of period                         51.6           29.3                54.0              34.6
---------------------------------------------------------------------------------------------------------------------------------
Reconciliation of cash and equivalents
As previously reported                                                 68.0           51.6                29.3              54.0
Foreign exchange adjustment                                             0.0            0.0                 0.0             (0.1)
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the                                       68.0           51.6                29.3
     beginning of period                                                                                                    53.9
Change in cash and equivalents                                       (16.4)         (22.2)                24.7            (19.3)
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                         51.6           29.3                54.0              34.6
=================================================================================================================================

                                                        SANITEC INTERNATIONAL S.A.

                                                     --------------------------------
                                                     (unaudited)         (unaudited)
                                                     Period from         Period from
                                                     January 1 -           April 1 -
                                                       March 31,            June 30,
                                                            2003                2003
-------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                      0.3               (0.1)
Current loans increase / (decrease)                        (1.7)                 3.3
New long term loans                                          3.2                  --
Amortization of long term loans                               --              (13.7)
Dividends paid                                                --                  --
Other changes, including exchange rate changes               1.7               (0.9)
-------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                      3.5              (11.4)
=====================================================================================
CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
INCREASE / (DECREASE)                                     (18.3)                 1.6
=====================================================================================
Cash and cash equivalents at the                            32.4
   beginning of period                                                          13.7
Cash and cash equivalents at the end of period              14.1                15.3
-------------------------------------------------------------------------------------
Reconciliation of cash and equivalents
As previously reported                                      34.6                14.1
Foreign exchange adjustment                                (2.2)               (0.4)
-------------------------------------------------------------------------------------
Cash and cash equivalents at the                            32.4
     beginning of period                                                        13.7
Change in cash and equivalents                            (18.3)                 1.6
-------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD              14.1                15.3
=====================================================================================

                                                                  28 August 2003
                                                                   Page 12 of 24

CONSOLIDATED STATEMENTS OF OPERATIONS, APRIL - JUNE 2003

    (Amounts in millions of euro)                                 POOL ACQUISITION        SANITEC INTERNATIONAL S.A.
                                                                  NETHERLANDS B.V.
                                                               -------------------- -----------------------------------------
                                                                       (unaudited)    (unaudited)           (unaudited)
                                                                       Period from    Period from           Period from
                                                                       January 1 -      April 1 -              July 1 -
                                                                         March 31,       June 30,    September 30, 2002
                                                                              2002           2002
    -------------------------------------------------------------------------------------------------------------------------
    NET SALES                                                                251.5          257.1                 236.9
    Other operating income                                                     0.9            2.7                   0.9
    Operating expenses
       Cost of products sold - materials and consumables                    (77.9)         (79.2)                (78.3)
       Personnel                                                            (78.8)         (79.0)                (68.3)
       Outside services                                                     (24.0)         (25.1)                (22.5)
       Depreciation and writedowns                                          (11.1)         (16.8)                (11.0)
       Amortization of goodwill                                             (11.1)         (11.2)                (11.3)
       Other operating expenses                                             (37.2)         (37.4)                (33.3)
    -------------------------------------------------------------------------------------------------------------------------
    OPERATING PROFIT                                                          12.3           11.1                  13.2
    =========================================================================================================================
    EBITDA                                                                    34.5           39.1                  35.5
    =========================================================================================================================

                                                                   SANITEC INTERNATIONAL S.A.

                                                           ------------- -----------------------------
                                                            (unaudited)    (unaudited)    (unaudited)
                                                            Period from    Period from    Period from
                                                            October 1 -    January 1 -      April 1 -
                                                           December 31,      March 31,       June 30,
                                                                   2002           2003           2003
------------------------------------------------------------------------ -----------------------------
NET SALES                                                         239.9          241.9          245.2
Other operating income                                              3.0            1.6            1.2
Operating expenses
   Cost of products sold - materials and consumables             (73.4)         (73.7)         (77.2)
   Personnel                                                     (73.5)         (75.6)         (74.8)
   Outside services                                              (23.0)         (22.0)         (20.6)
   Depreciation and writedowns                                   (12.5)         (11.4)         (10.8)
   Amortization of goodwill                                      (10.5)         (11.0)         (10.8)
   Other operating expenses                                      (34.5)         (34.7)         (38.6)
------------------------------------------------------------------------ -----------------------------
OPERATING PROFIT                                                   15.5           15.1           13.6
======================================================================== =============================
EBITDA                                                             38.5           37.5           35.2
======================================================================== =============================

                                                                  28 August 2003
                                                                   Page 13 of 24

CONSOLIDATED STATEMENTS OF OPERATIONS, SEGMENTS

 (Amounts in millions of euro)                  POOL ACQUISITION                              SANITEC INTERNATIONAL S.A.
                                                NETHERLANDS B.V.
                                          ----------------------- ----------------------------------------------------
                                                     (unaudited)     (unaudited)        (unaudited)       (unaudited)
                                                     Period from     Period from        Period from       Period from
                                                     January 1 -       April 1 -           July 1 -       October 1 -
                                                       March 31,        June 30,      September 30,      December 31,
                                                            2002            2002               2002              2002
 ---------------------------------------------------------------------------------------------------------------------
 Net Sales
     Bathroom Ceramics                                     159.5           160.7              149.5             150.0
     Bath and Shower Products                               74.0            79.0               69.5              71.1
     Vacuum Sewage Systems                                  17.9            17.5               17.9              18.8
 ---------------------------------------------------------------------------------------------------------------------
 TOTAL NET SALES                                           251.5           257.1              236.9             239.9

 EBITDA
     Bathroom Ceramics                                      23.4            25.7               25.2              25.4
     Bath and Shower Products                                9.6            12.5                9.0              12.0
     Vacuum Sewage Systems                                   1.5             0.9                1.3               1.1
 ---------------------------------------------------------------------------------------------------------------------
 TOTAL EBITDA                                               34.5            39.1               35.5              38.5

 Net sales by region
     Central Europe                                         48.1            44.6               47.7              41.5
     South-West Europe                                      41.1            39.6               32.5              29.2
     UK and Ireland                                         24.9            27.3               27.0              31.2
     Benelux                                                22.9            22.6               18.6              20.6
     Southern Europe                                        19.8            24.1               18.9              20.4
     Central Eastern Europe                                 15.8            17.3               18.7              15.9
     North-East Europe                                      54.9            57.6               49.7              55.7
     Export                                                  6.1             6.5                5.9               6.6
     Evac                                                   17.9            17.5               17.9              18.8
 ---------------------------------------------------------------------------------------------------------------------
 TOTAL                                                     251.5           257.1              236.9             239.9

                                            SANITEC INTERNATIONAL S.A.

                                         ------------------------------
                                            (unaudited)    (unaudited)
                                            Period from    Period from
                                            January 1 -      April 1 -
                                              March 31,       June 30,
                                                   2003           2003
-----------------------------------------------------------------------
Net Sales
    Bathroom Ceramics                            155.6           155.1
    Bath and Shower Products                      68.4            72.4
    Vacuum Sewage Systems                         17.9            17.7
-----------------------------------------------------------------------
TOTAL NET SALES                                  241.9           245.2

EBITDA
    Bathroom Ceramics                             25.7            24.2
    Bath and Shower Products                      10.3             9.1
    Vacuum Sewage Systems                          1.5             1.9
-----------------------------------------------------------------------
TOTAL EBITDA                                      37.5            35.2

Net sales by region
    Central Europe                                45.1            40.7
    South-West Europe                             41.1            39.7
    UK and Ireland                                24.2            25.9
    Benelux                                       21.7            20.4
    Southern Europe                               21.3            24.5
    Central Eastern Europe                        13.1            14.8
    North-East Europe                             52.5            56.4
    Export                                         5.1             5.1
    Evac                                          17.9            17.7
-----------------------------------------------------------------------
TOTAL                                            241.9           245.2

                                                                  28 August 2003
                                                                   Page 14 of 24

Operating and Financial Review

The discussion and analysis below provides information which we believe is relevant to an assessment and understanding of our consolidated financial position and results of operations. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes.

The following discussion and analysis may contain management's evaluations and statements reflecting our views on future performance and may constitute forward-looking statements. These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, the nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors which may or may not be discussed below could affect our performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The events which occurred in the United States on September 11, 2001, the conflict in Iraq and further actions which have ensued or could ensue, may influence the global economic environment substantially and could have a material impact on our projected performance.

The discussion below in this subsection includes a comparison of the consolidated historical financial statements of Sanitec International S.A. for the period from January 1, 2003 to June 30, 2003 and for the period from January 1, 2002 to June 30, 2002, both in accordance with Finnish GAAP.

NOTE! FIGURES IN BRACKETS INDICATE AMOUNTS FOR THE CORRESPONDING PERIOD IN THE PREVIOUS YEAR. FOR FURTHER COMPARISONS, PLEASE REFER TO THE INCLUDED FINANCIAL STATEMENTS.


NET SALES

CONSOLIDATED

SECOND QUARTER 2003
Net sales for the second quarter 2003 were strongly influenced by currency exchange effects and the sluggish economic situation in the Central European region, Germany in particular, and the Netherlands in the Benelux region. Net sales for the quarter were EUR 245.2 million (257.1 million), a decrease of 4.6% or EUR 11.9 million. Currency exchange rate effects, mostly from the Pound Sterling and Polish Zloty, contributed EUR 7.8 million or 65.6% of the total negative variance for the quarter. Excluding the currency exchange impact and non-recurring items in the prior year, net sales decreased EUR 2.9 million or 1.1%. Stronger sales driven by the U.K., particularly in the DIY (Do-It-Yourself) market, and a positive product mix in the Southern European region were not enough to offset the continuing slump in the building and renovation sectors, specifically in Germany and the Netherlands.

YEAR TO DATE JUNE 2003
Year to date June net sales reflect the continuing economic stagnation in the Central European region, Germany in particular, the Netherlands in the Benelux region, and a slowdown in export sales most notably to Russia. Net sales were EUR 487.1 million (508.6 million), a decrease of 4.2% or EUR 21.5 million. Currency exchange rate effects, mostly from the Pound Sterling and Polish Zloty, contributed EUR 13.3 million or 61.9% of the total negative variance for the first half of the year. Excluding the currency exchange impact and non-recurring items in the prior year, net sales decreased EUR 6.0 million or 1.2% against the first half of 2002. Brand repositioning in the Southern European region, solid performance of the DIY market in the U.K. and the introduction of new products in the South Western European region have helped ease the effects of the economic situation in Germany and the Netherlands as well as the sales shortfall to the Russian market.

BATHROOM CERAMICS

SECOND QUARTER 2003
Bathroom ceramics net sales for the second quarter 2003 were EUR 155.1 million (160.7 million), a decrease of EUR 5.6 million or 3.5% over the second quarter of 2002. With exclusion of currency

                                                                  28 August 2003
                                                                   Page 15 of 24

exchange rate effects and non-recurring items in the prior year, Bathroom Ceramic net sales grew by EUR 0.4 million or 0.3% over the same quarter last year. Increased volumes in the U.K and the South Western European region and a group wide stable ASP (Average Selling Price) development contribute to this increase.

YEAR TO DATE JUNE 2003
Bathroom ceramics net sales for the first half of 2003 were EUR 310.7 million (320.2 million), a decrease of EUR 9.5 million or 3.0% over the first half of 2002. With exclusion of currency exchange rate effects and non-recurring items in the prior year, Bathroom Ceramic net sales grew by EUR 0.7 million or 0.2% over the same quarter last year. Increased sales volumes in the U.K. and Southern European region as well as a stable to increasing ASP offset the weakness in the Central European and Benelux regions.

BATH AND SHOWER PRODUCTS

SECOND QUARTER 2003
Bath and shower products net sales for the second quarter of 2003 were EUR 72.4 million (79.0 million), a decrease of EUR 6.6 million or 8.4% compared to the second quarter of 2002. Excluding currency exchange rate effects, Bath and shower product sales finished at EUR 4.9 million or 6.2% behind the same quarter last year. This development is due to weak demand in the Central European region, specifically Germany and Austria as well as sluggish sales to the Russian market.

YEAR TO DATE JUNE 2003
Bath and shower products net sales for the first half of 2003 were EUR 140.8 million (153.0 million), a decrease of EUR 12.2 million or 8.0% compared to the first half of 2002. Excluding currency exchange rate effects, Bath and shower product net sales finished EUR 9.5 million or 6.2% below the first half of 2003. Contributing to this variance is the tough market in the Central European region driven by the economic situation, and poor sales performance in Russia.

VACUUM SEWAGE SYSTEMS

SECOND QUARTER 2003
Vacuum sewage systems net sales for the second quarter of 2003 finished better than the second quarter of last year at EUR 17.7 million (17.5 million). Excluding currency exchange rate effects of EUR 1.3 million, this business segment grew by EUR 1.5 million or 8.7% compared to the same period last year. The positive development is attributed mostly to gains made in the lower margin train sector of the vacuum sewage business while the aircraft OEM (Original Equipment Manufacturer) business and building business remained weak.

YEAR TO DATE JUNE 2003
Net sales until June finished at EUR 35.6 million (35.4 million) representing growth of 0.6% compared to the first half of 2002. Excluding currency exchange rate effects of EUR 2.6 million, the first half of 2003 outperformed the first six months of 2002 by EUR 2.8 million or 7.9%. The train and marine sectors of this business segment continue to gain importance as the aircraft and building businesses remain uncertain due to the macro economic market situation.

OPERATING EXPENSES

SECOND QUARTER 2003
Operating expenses, excluding depreciation and amortization, finished the quarter EUR 9.5 million or 4.3% lower than in the first quarter of 2002 at EUR
211.2 million (220.7 million). Solid gains from savings programs and restructuring efforts implemented in 2002 and continuing in 2003 materialized notably in the second quarter of 2003.

Cost of products sold - materials and consumables - was EUR 77.2 million (79.2 million), which is 2.5% or EUR 2.0 million below prior year. Improvements made by the strategic purchasing initiative started in 2002 were partially offset by a product mix shift and higher energy costs.

Personnel costs decreased against last year ending at EUR 74.8 million (79.0 million) which is EUR 4.2 million or 5.3% lower than the prior year. Bathroom ceramics production network restructuring

                                                                  28 August 2003
                                                                   Page 16 of 24

and continuing execution of Sales, General, and Administration function cost reduction plans are the primary contributors to this improvement.

Cost of outside services ended the quarter at EUR 20.6 million (25.1 million) which is a solid EUR 4.5 million or 17.9% lower than in the second quarter of 2002. This decrease is mostly attributable to reductions in subcontracting services used.

Other operating expenses increased by 3.2% or EUR 1.2 million to EUR 38.6 million (37.4 million) compared to prior year. Excluding restructuring and integration consulting charges, other operating expenses were reduced in the quarter by EUR 2.8 million or 7.8% against the second quarter of 2002. Successful reductions made in the Sales, General, and Administration functions, driven by the initiatives implemented in 2002 and continuing in 2003, contribute to this positive development.

YEAR TO DATE JUNE 2003
Operating expenses, excluding depreciation and amortization, until June 2003 finished EUR 21.4 million or 4.9% lower than in the first six months of 2002 at EUR 417.2 million (438.6 million). This reduction is a direct result of the restructuring and integration efforts started in 2002. Excluding restructuring and integration consulting related charges, operating expenses were EUR 26.3 million or 6.0% below the first half of 2002.

Cost of products sold - materials and consumables - finished the first six months of 2003 at EUR 150.9 million (157.1 million), which is 3.9% or EUR 6.2 million below the first six months in 2002. The strategic purchasing savings initiative started in 2002 continued to gain momentum but was partially negated by higher energy costs and a product mix change.

Personnel costs showed improvement compared to the first half of 2002 finishing the first half of 2003 at EUR 150.4 million (157.8 million) which is EUR 7.4 million or 4.7% lower than in the prior year. Factory closures resulting from the Bathroom Ceramic production network restructuring efforts and efficiency from the execution of Sales, General, and Administration functions cost reduction plans generated solid savings.

Costs of outside services were EUR 42.6 million (49.1 million) which is a notable EUR 6.5 million or 13.2% lower than in first six month of 2002. This improvement is attributable mostly to reductions in subcontracting activities group wide.

Other operating expenses decreased by 1.7% or EUR 1.3 million to EUR 73.3 million (74.6 million) compared to the first six months of 2002. Excluding restructuring and integration consulting charges, other operating expenses were reduced by EUR 6.2 million or 8.5% against the first half of 2003. Successful implementation and control of the cost reduction initiatives in the Sales, General, and Administration functions are the primary drivers behind this improvement.


DEPRECIATION AND AMORTIZATION

SECOND QUARTER 2003
Depreciation and amortization for the second quarter of 2003 was EUR 21.6 million, which is EUR 6.4 million or 22.9% lower than the second quarter of 2002. This variance is driven primarily by a one time depreciation expense of EUR 5.9 million in debt issuance costs related to the replacement of our junior credit facility with senior notes in the second quarter of 2002. Additionally, the expense is lower due the disposition of closed production facilities and lower capital expenditure.

YEAR TO DATE JUNE 2003
Depreciation and amortization for the first six months of 2003 finished at EUR
44.0 million (50.1 million), which is EUR 6.1 million or 12.2% lower than in the prior year. Most of the variance is due a one time depreciation expense of EUR
5.9 million in the second quarter of the prior year.


OPERATING PROFIT

SECOND QUARTER 2003
Operating profit for the second quarter of 2003 was EUR 13.6 million (11.1 million) which is an increase of EUR 2.5 million or 22.5% over the second quarter of 2002. The operating profit margin

                                                                  28 August 2003
                                                                   Page 17 of 24

increased to 5.5% of net sales compared to 4.3% in the second quarter of the previous year. Excluding restructuring and integration consulting charges, operating profit increased to 7.9% of net sales which is EUR 6.5 million higher than in the second quarter of the prior year. Restructuring efforts in Bathroom ceramic production and cost savings programs in the Sales, General, and Administration functions contribute to this increase.

YEAR TO DATE JUNE 2003
Operating profit for the first six months of 2003 was EUR 28.7 million (23.5 million) which is an increase of EUR 5.2 million or 22.1% over the first half of 2002. The operating profit margin increased to 5.9% of net sales compared to 4.6% in the first half of the previous year. Excluding restructuring and integration consulting charges, operating profit increased to EUR 35.5 million or 7.3% of net sales which is EUR 10.1 million higher than in the first half of the prior year. Permanent efficiency improvements from restructuring efforts in Bathroom ceramic production and cost savings programs in the Sales, General, and Administration functions drive this increase in profitability.


EBITDA

SECOND QUARTER 2003

The EBITDA for the second quarter of 2003 was EUR 35.2 million (39.1 million) or EUR 3.9 million, i.e. 10.0%, lower than in the second quarter of the prior year. Excluding restructuring and integration consulting charges, EBITDA was EUR 0.1 million higher than at the same time last year and the margin increased from 15.9% in the second quarter of 2002 to 16.7%.

BATHROOM CERAMICS. Bathroom ceramics EBITDA for the second quarter of 2003 was EUR 24.2 million (25.7 million), a decrease of EUR 1.5 million or 5.8%. Various improvements in the Sales, General, and Administration expenses and production efficiency gains were offset by restructuring related charges and non-recurring items during quarter.

BATH AND SHOWER PRODUCTS. Bath and shower products EBITDA for the second quarter of 2003 was EUR 9.1 million (12.5 million), down EUR 3.4 million or 27.2% on prior year. The strategic purchasing initiatives enacted to reduce the cost of component material were not enough to offset restructuring related charges, non-recurring items, and the decreased sales volumes especially in Germany and Russia.

VACUUM SEWAGE SYSTEMS. Vacuum sewage systems EBITDA for the second quarter of 2003 was EUR 1.9 million (0.9 million), double that of the previous year. Cost control programs coupled with a volume increase in the train and marine businesses contribute to this improved performance.

YEAR TO DATE JUNE 2003

The EBITDA for the first half of 2003 was EUR 72.7 million (73.6 million), 1.2% lower than in the first half of the prior year. Excluding restructuring and integration consulting charges, EBITDA was EUR 4.0 million higher than at the same time last year and the margin increased from 14.8% in the first half of 2002 to 16.3%. This improvement was driven by the strategic purchasing initiatives to lower the cost of material and components, the restructuring of the Bathroom Ceramic production network to lower production costs, and the programs executed to lower Sales, General, and Administration expenses.

BATHROOM CERAMICS. Bathroom ceramics EBITDA for the first half of 2003 was EUR
49.9 million (49.1 million), an increase of EUR 0.8 million or 1.6%. Various improvements in the Sales, General, and Administration expenses and the gains made through the restructuring of the Bathroom ceramic production network compensated for the restructuring related charges and non-recurring items in this segments in the first six months of 2003.

BATH AND SHOWER PRODUCTS. Bath and shower products EBITDA for the first half of 2003 was EUR 19.4 million (22.1 million), down EUR 2.7 million or 12.2% from the first half of 2002. The strategic purchasing initiatives enacted to reduce the cost of component material and various Sales, General, and Administration function cost savings were offset by the sales volume decrease as well as restructuring charges and non-recurring items in the first half of the year.

                                                                  28 August 2003
                                                                   Page 18 of 24

VACUUM SEWAGE SYSTEMS. Vacuum sewage systems EBITDA for the first half of 2003 was, with EUR 3.4 million (2.4 million), EUR 1.0 million or 41.7% better than in the first half of 2002. Improvements in the train and marine sectors as well as cost control programs drive this improvement.


OTHER INCOME & EXPENSES, NET

Other income and expenses, net, consists of the net of interest income and other financial income, exchange gains and losses, writedowns of financial assets, and interest expenses and other financial expenses; in other words it represents our net financial position.

SECOND QUARTER 2003
Other income and expenses, net, expenses decreased by EUR 11.7 million or 34.9% to EUR 21.8 million (33.5 million) for the second quarter of 2003 compared to the first quarter of 2002. This reduction is driven primarily by one time costs associated with the junior credit facility redemption premium in the prior year.

YEAR TO DATE JUNE 2003
Other income and expenses, net, expenses decreased by EUR 8.4 million or 15.4% to EUR 46.1 million (54.5 million) for the first half of 2003 compared to the first six months of 2002. The variance is driven mostly by the redemption premium in the second quarter in the prior year. Of the total interest expence, EUR 17.1 million (17.6 million) was caused by the PIK and Shareholder loans with no cash impact.

INCOME TAXES

SECOND QUARTER 2003
Income taxes during the second quarter of 2003 were EUR 6.7 million (8.0 million), which represents a EUR 1.3 million or 16.3% reduction against the same period in 2003. Cash payments of tax in the quarter were EUR 4.4 million (1.8 million).

YEAR TO DATE JUNE 2003
Income taxes during the first half of 2003 were EUR 12.4 million (13.6 million) which is EUR 1.2 million or 8.8% lower than in the first six months of 2002. Cash payments of tax in the first six months were EUR 9.4 million (8.7 million).


CAPITAL EXPENDITURE

SECOND QUARTER 2003
Total capital expenditure in the second quarter of 2003 was EUR 7.2 million (32.1 million), which is EUR 24.9 million or 77.6% lower than in the same quarter in the prior year. The majority of this decrease, EUR 19.8 million, is due to one time refinancing costs of a junior credit facility into senior notes in the second quarter of the prior year. The remaining reduction of EUR 5.1 million or 41.5% reflects the focusing of our capital spending, other than normal maintenance investments, on selected strategically vital targets only.

YEAR TO DATE JUNE 2003
Total capital expenditure in the first half of 2003 was EUR 12.4 million (39.7 million), which is EUR 27.3 million or 68.8% lower than in the first six months of 2002. The majority of this decrease, EUR 19.8 million, is related to one time refinancing costs of a junior credit facility into senior notes in the second quarter of the prior year. The remaining reduction of EUR 7.5 million or 37.7% reflects the focusing of our capital spending, other than normal maintenance investments, on selected strategically vital targets only and timing of investments in the second half of the year.

PERSONNEL

SECOND QUARTER 2003
At the end of the second quarter of 2003, Sanitec had 8,030 employees, which is 497 less than at the same time in 2002 and 269 less than at December 31, 2002. This represents also a reduction of 200

                                                                  28 August 2003
                                                                   Page 19 of 24

persons compared to the first quarter of 2003. The headcount reductions resulted from plant closings in Germany and the UK and personnel reductions in the sales, general and administration areas. These reductions were partially offset by an addition of personnel in our plants in low cost regions.

NET INDEBTEDNESS

(Amounts in millions of euro)

                                          POOL
                                   ACQUISITION
                                   NETHERLANDS                        SANITEC INTERNATIONAL S.A.
                                          B.V.
                                 -------------- ---------------------------------------------- -------------------------
                                            At          At                At               At            At          At
                                     March 31,    June 30,     September 30,     December 31,     March 31,    June 30,
                                          2002        2002              2002             2002          2003        2003
---------------------------------------------------------------------------------------------- -------------------------
Total debt
   (including shareholder
   loan and PIK loan)                  1,141.7     1,146.7           1,139.3          1,155.6       1,154.0     1,148.0
Cash and bank balances (-)                51.6        29.3              54.0             34.6          14.1        15.3
Shareholder loan (-)                     312.2       312.0             312.0            334.3         334.3       334.3
PIK loan (-)                              60.0        66.7              66.7             70.7          70.7        75.7
---------------------------------------------------------------------------------------------- -------------------------
TOTAL NET DEBT (1)                       717.9       738.7             706.6            716.0         734.9       722.7

Interest bearing receivables
   / short-term (-)                        6.0         6.3               6.0              5.9           5.5         4.9
Interest bearing receivables
   / long-term (-)                         9.1         9.0               9.1              9.0           9.0         9.4
---------------------------------------------------------------------------------------------- -------------------------
NET INDEBTEDNESS
   (EXCLUDING SHAREHOLDER
   LOAN AND PIK LOAN)                    702.7       723.4             691.5            701.1         720.4       708.4
---------------------------------------------------------------------------------------------- -------------------------
Shareholder loan (+)                     312.2       312.0             312.0            334.3         334.3       334.3
PIK loan (+)                              60.0        66.7              66.7             70.7          70.7        75.7
---------------------------------------------------------------------------------------------- -------------------------
NET INDEBTEDNESS
   (INCLUDING SHAREHOLDER
   LOAN AND PIK LOAN)                  1,074.9     1,102.1           1,070.2          1,106.1       1,125.4     1,118.4

(1) We define total net debt as the total of Long term debt including current installments and current debt, less cash and cash equivalents. Subordinated indebtedness (PIK-loan and Shareholder loan) is excluded.

                                                                  28 August 2003
                                                                   Page 20 of 24

DEVELOPMENT OF NET INDEBTEDNESS AND EXPLANATION ON NET CASH MOVEMENT FOR OPERATING, INVESTING AND FINANCING ACTIVITIES APRIL - JUNE 2003.

                                                                                                         SANITEC
                                                                                                   INTERNATIONAL
(Amounts in millions of euro)                                                       CHANGE                  S.A.
-----------------------------------------------------------------------------------------------------------------
NET INDEBTEDNESS (INCLUDING SHAREHOLDER LOAN AND PIK) MARCH 2003                                         1,125.4
Change of net indebtedness
    Increase/(Decrease) of interest bearing debt                                     (6.0)
    Increase/(Decrease) of interest bearing loan receivable                            0.2
    Increase/(Decrease) in cash and cash equivalents                                 (1.2)
Increase/(Decrease) of net indebtedness April - June 2003                                                  (7.0)
-----------------------------------------------------------------------------------------------------------------
NET INDEBTEDNESS (INCL. SHAREHOLDER LOAN AND PIK) JUNE 2003                                              1,118.4
-----------------------------------------------------------------------------------------------------------------
Uses/sources
-----------------------------------------------------------------------------------------------------------------
Uses/sources non-cash effective
    Capitalization of PIK interest                                                                         (5.0)
    Exchange variance of liabilities                                                                         0.2
Uses/sources cash effective
    Cash flow from operating activities                                               16.4
    Cash flow from investing activities                                              (3.4)
    Other variances                                                                  (1.2)                  11.8
-----------------------------------------------------------------------------------------------------------------
DECREASE OF NET INDEBTEDNESS APRIL - JUNE 2003                                                               7.0
=================================================================================================================


LIQUIDITY AND CAPITAL RESOURCES

Under our senior credit facility, we are required to make the following repayments of principal through 2007:



(Amount in millions of euro)

YEAR
--------------------------------------------------------------------
2003 (July - December)                                         11.9
2004                                                           39.2
2005                                                           48.2
2006                                                           58.2
2007                                                           67.2
Thereafter                                                    246.9
--------------------------------------------------------------------
TOTAL SENIOR CREDIT                                           471.6
====================================================================

                                                                  28 August 2003
                                                                   Page 21 of 24

As of June 30, 2003, our total long-term debt including the PIK loan and the shareholder loan amounted to EUR 1,141.6 million, and our total short-term debt amounted to EUR 6.4 million.


(Amounts in millions of euro)                                         SANITEC INTERNATIONAL S.A.
                                                         -----------------------------------------------------
                                                                December 31, 2002               June 30, 2003
--------------------------------------------------------------------------------------------------------------
LONG TERM DEBT INCLUDING CURRENT PORTION
     Senior A                                                               267.9                       254.8
     Senior B                                                               108.9                       108.4
     Senior C                                                               108.9                       108.4
     High Yield Bond                                                        260.0                       260.0
--------------------------------------------------------------------------------------------------------------
                                                                            745.7                       731.6

Short-term and overdrafts                                                     4.9                         6.4

PIK On-Loan I                                                                70.7                        75.7
Shareholder On-Loan I                                                       334.3                       334.3
--------------------------------------------------------------------------------------------------------------
TOTAL                                                                     1,155.6                     1,148.0
==============================================================================================================


Our long-term debt as of June 30, 2003 matures as follows:

(Amounts in millions of euro)

YEAR
----------------------------------------------------------------
2003 (July - Dec.)                                         11.9
2004                                                       39.2
2005                                                       48.2
2006                                                       58.2
2007                                                       67.2
Thereafter                                                916.9
----------------------------------------------------------------
TOTAL LONG-TERM DEBT                                    1,141.6
================================================================


We expect to be able to finance these obligations and our working capital requirement through a combination of operating cash flows and borrowings under our EUR 50 million revolving credit facility under the senior credit facility which is subject to restrictive covenants. In addition on June 30, 2003, certain of our operating subsidiaries had an aggregate of EUR 8.5 million of borrowing capacity under credit facilities of EUR 14.9 million.

In view of the current, uncertain economic environment, in July 2002 we renegotiated with the syndicate of banks and financial institutions that participate in our senior multi-currency term loan and revolving credit facility the "total net debt leverage ratio covenant" of that facility. For the purpose of calculating the "total net debt leverage ratio covenant", we are allowed to adjust EBITDA by any items treated as exceptional or extraordinary and any operational expenses directly related to the acquisition of the Predecessor by the Successor. The revised covenant levels, until September 30, 2005, are set forth in the following table.

                                                                  28 August 2003
                                                                   Page 22 of 24

                                                            X EBITDA
---------------------------------------------------------------------
October 1, 2002 - June 30, 2003                                 5.15
July 1, 2003 - September 30, 2003                               4.90
October 1, 2003 - March 31, 2004                                4.55
April 1, 2004 - June 30, 2004                                   4.25
July 1, 2004 - September 30, 2004                               4.00
October 1, 2004 - September 30, 2005                            3.50


Sanitec International is in compliance with the covenants and provisions contained in the indenture.


SUBSEQUENT EVENTS

After June 30, 2003 there have been no subsequent events of material importance.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, including adverse changes in interest rates, currency exchange rates and, to a lesser extent, commodity pricing.


INTEREST RATE RISK MANAGEMENT

We are exposed to interest rate risk through our debt instruments. These instruments are currently comprised primarily of the senior credit facility and certain other operating credit facilities. See section "Description of Other Indebtedness and Certain Related Agreements". We manage interest rate risk on a group-wide basis with a combination of fixed and floating interest rate financial instruments designed to balance the fixed and floating interest rates. We have entered into interest rate swaps and options to adjust interest rate risk exposure when appropriate.

The table below provides, as at June 30, 2003, information about our financial instruments that are sensitive to changes in interest rates, including debt obligations, interest rate swaps and interest rate options. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. For interest rate options, the table shows contract amounts and respective average strike rates.

                                                                  28 August 2003
                                                                   Page 23 of 24

(Amounts in millions of euro)

                                                          SANITEC INTERNATIONAL S.A.
                               ---------------------------------------------------------------------------------
                                    2003      2004       2005        2006      2007      Thereafter       Total
----------------------------------------------------------------------------------------------------------------
Liabilities:
Long-term debt:
Senior loan                         11.9      39.2       48.2        58.2      67.2           246.9       471.6
Weighted av. Rate                   4.8%      4.8%       4.8%        4.8%      4.8%            5.1%        4.9%
PIK loan                              --        --         --          --        --            75.7        75.7
Rate                                  --        --         --          --        --           13.0%       13.0%
Weighted av. Rate                   4.8%      4.8%       4.8%        4.8%      4.8%            6.9%        6.0%

Interest rate swaps:
Variable to fixed                     --      50.0      108.9       200.0        --              --       358.9
Average pay rate                      --      4.1%       4.3%        4.0%        --              --        4.1%

Interest rate options:
Sold floors:                          --    50,000         --          --        --              --      50,000
Weighted av. Strike:                  --      2.8%         --          --        --              --        2.8%
Bought caps:                          --    50,000         --          --        --              --      50,000
Weighted av. Strike:                  --      4.5%         --          --        --              --        4.5%
----------------------------------------------------------------------------------------------------------------

This table presents the carrying amounts and estimated fair values of interest rate swaps and options. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.



(Amounts in millions of euro)

                                                       SANITEC INTERNATIONAL S.A.
                        --------------------------------------------- -------------------------------------------
                                     December 31, 2002                              June 30, 2003

                         Contract     Carrying    Fair          Avg.   Contract   Carrying       Fair       Avg.
                           Amount        Value   Value      Maturity     Amount      Value      Value  Maturity
                                                            (months)                                    (months)
--------------------------------------------------------------------- -------------------------------------------
IRS (Euribor)               330.0        (1.4)   (8.0)          40.2      330.0      (6.0)     (13.1)       34.2
IRS (GBP -Libor)             30.7          0.0   (0.9)          36.2       28.9        0.0      (1.1)       30.1

Interest rate options       100.0          0.0   (0.2)          24.0      100.0        0.0      (0.5)       18.0

Foreign exchange            150.8          0.0     0.3           2.8      132.3        0.1        1.8        2.6

Foreign exchange              4.2          0.0     0.0           0.7       26.4        0.0        0.1        2.3

                                                                  28 August 2003
                                                                   Page 24 of 24

FOREIGN CURRENCY FORWARD CONTRACTS

The table below provides information, as at June 30, 2003, about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates and their respective fair values, including carrying amounts. In the table below, the pro forma information reflects the absolute change in the estimated fair value of our foreign exchange forwards assuming the foreign exchange rates change by 10%. Our foreign exchange forward contracts generally do not exceed one year.


(Amounts in millions of euro)

Currency                           Notional Amount       Fair Value Amount     Proforma Change in Values
---------------------------------------------------------------------------------------------------------
DKK                                           20.0                    20.0                           1.8
GBP                                           18.1                    18.1                           0.3
NOK                                           13.7                    14.4                           0.9
SEK                                           37.8                    37.4                           3.4
USD                                           12.4                    13.1                           1.1
Others                                        30.3                    31.1                           2.5
---------------------------------------------------------------------------------------------------------
TOTAL                                        132.3                   134.1                          10.0
=========================================================================================================


COMMODITY RISK MANAGEMENT

We currently do not engage in any hedging related to risks in commodity or raw material prices. In the future, we may hedge risks related to the price of energy.